# VAMPR

*2020 Report*

## *Dear investors,*

Today we are pleased to publish our second annual report. In our last report we presented an ambitious 12 month roadmap which included shifting our focus onto revenue and monetization with the development and release of Vampr Pro; creating an IP management division, now known as Vampr Publishing; and a complete rebuild and refresh of the app and brand. We also forecast that bridge funding would be required in Q4 2020, and of course we just closed a second successful equity crowdfunding campaign, comfortably satisfying our cash requirements for the remainder of 2021 - an achievement which places us alongside only a handful of companies who've managed to raise the maximum permitted in a 12 month period under previous Reg CF laws.

With COVID-19 playing out in multiple waves and lockdowns, and lasting far longer than anticipated, it is a testament to the entire team that despite these universally felt challenges we didn't lose sight of our objectives for the year and managed to deliver on every single front we forecast at the beginning of 2020 and while working remotely.

Given the launch of our crowdfunding campaign at the start of Q4 2020 where we kept existing and prospective investors updated with regular company updates, much of this report will cover information which the company may have previously made public, with numbers updated for accuracy where appropriate.

First and foremost, we are pleased to announce that the company generated $241,511 in revenue with an additional $114,647 in accounts receivable up from adjusted 2019 figures of $95,508 and $13,559 respectively, highlighting a 226% increase in revenue YoY. These revenues reflect our primary and secondary income streams, including Vampr Pro, advertising and R&D incentive rebates.

Vampr Pro has now enjoyed cumulative subscriptions from 2,016 users, far eclipsing our most ambitious projections for its debut quarter in-market. The product's average monthly growth in revenue, excluding the first partial month, amounted to 34.87% in 2020 and shows no signs of slowing down.

On the freemium side, since relaunching the app and brand in August, we've onboarded 214,193 new users, taking us past 800,000 total users and on track to hit 1M sign-ups within the next 6 months. Our Monthly Active Users (MAU) as of publishing this report sits at 105,000 with MAUs growing 346% in the four months between our August relaunch and December.

We launched Vampr Publishing, our music rights sync representation division, in May 2020 and in less than 10 months have collected the right to represent 24,835 tracks from 11,740 artists. The pandemic saw many content production houses press pause for the year, with many music supervisors laid off indefinitely - as such, much of the licensing market ground to a halt. In addition, we underestimated the need to shore up supply before we went to market to exploit the catalogue on behalf of our users and the company. Now, with a growing catalogue of artists in place which we firmly believe in, our focus in the new year will shift to placing these tracks across various film & TV, advertisement and video game opportunities.

In 2020 Vampr began investing heavily in analytics and data science to drive product decision-making moving forward. With two key hires we are now running bi-weekly experiments which test our assumptions as we continue to iterate on the core platform. Working closely with third party organizations who supply us with essential BI tools we have developed a user inactivity comms sequence which successfully reactivates 39% of inactive users back to the Vampr platform. In another experiment, we began cycling our Vampr Pro upsell ads through the discovery swipe screen, which has resulted in 40% more opens of our transaction screen, with a conversion rate of 2.5%, up from 1.8% prior to experimentation. Overall monthly conversions from onboarded users to signing up for Vampr Pro stands at 1.7% at time of publication, up from ~1% when we launched our crowdfunding campaign in October.

Following our end of year beta launch of the Vampr news feed we ran another experiment hiding news feed items that users showed less interest in, which resulted in a 400% increase in average time spent in the feed per user per day. Optimization of existing features and further experimentation to improve retention and boost traction will be an important focus this year, in preparation for a planned Series A round in Q4 2021 or Q1 2022.

Looking at the challenges ahead, we identify the changes from Apple in IDFA tracking as negatively impacting our cost per user acquisition (CPA). Due to extreme volatility in this fast adapting landscape it is impossible at the date of publication to provide an updated estimate or yearly projection in the average CPA for 2021. To counter these changes we have begun investing more heavily in SEO in a bid to increase our organic daily installs from a current ratio of approximately 20% of all installs. Until we have several month's data highlighting the impact of these changes, which have affected every mobile app developer globally, we are not yet in a position to provide updated guidance on expected growth in revenue or users accordingly, although we are expecting it to shift.

We have also begun looking closely at our Net Promoter Score (NPS) among the Gen-Z audience, a market we deem critical moving forward to the ongoing success of Vampr. NPS helps brands understand the likelihood that a member of a demographic surveyed will recommend the company, their product or services to a friend or colleague. This is key to network effects. We have three surveys planned around milestone feature releases in H1 2021. Working closely with The Ambassadors Company, our first survey result showed an overwhelming majority of respondents at 66% indicating between 8/10 and 10/10 that they would recommend Vampr to a friend. Our second survey results have just arrived at time of publication and while we are yet to complete a full analysis on these results, they indicate an improvement upon the first survey, which is both encouraging and significant on the back of just-launched social features such as playlists, followers and following, and connection requests.

So what's next? As you may have seen during our crowdfunding campaign, we will soon look to introduce live streaming tools on Vampr as the future of touring for artists remains unknown and on the back of recent successes as seen in companies such as TikTok and Clubhouse. We are also gradually building out our desktop/web experience which will be key to our future as Vampr develops into a marketplace and more open social network. We also plan on spinning off some of the Vampr Pro features into individual in-app purchases, offering consumers more choice and an alternative payment option to subscription. By the end of H1 2021 we expect to have trialled several types of ad and affiliate sales opportunities which will harness our aforementioned growing news feed engagement, and we also hope to introduce simpler search tools which will make it easier to add existing friends into your Vampr connections list and into our company ecosystem more generally. We'll also be seeing many of you at Happy Hour - a feature we hope to elaborate on soon!

## We need your help!

With over 2,000 investors now spread across 50+ countries and from all walks of life, ethnicities, genders and religions, our investor base is beginning to look a lot like our user base: incredibly diverse. The necessity of Vampr in non-Anglo markets is both self-evident and a growing opportunity, and we hope to work with many of you to understand and pay these markets bespoke attention in 2021. As we reported back in October, we are committed to building a team that reflects gender and cultural diversity. In the past twelve months 50% of all new hires were women with additional representation from the Black, Latinx and LGBTQI+ communities a prority moving forward.

Our major hiring requirements this year are sales focused. We will be looking for an ad sales lead and a music sync placement guru. If you are interested or have any leads or can help with any of the above, please get in touch via info@vampr.me

We are also looking at starting a Telegram board for Vampr as we begin to roll out new features and implement an ambassadors program. Ideally we would like this board to be moderated by several of our passionate investors. If you are interested, please get in touch at the above email address.

*Sincerely,*

Josh Simons

Co-founder and CEO

Baz Palmer

Co-founder

## Our Mission

In five years time, we intend for Vampr to be the go-to resource for anyone seeking a livelihood in the creative arts or for those looking to hire specialised creative personnel. When you think of it, that means Vampr has the opportunity to intersect with every business on the planet. Our aim is to capitalise on our current competitive advantage and take the mantle as the definitive 'LinkedIn for creatives', growing well past 100 million users.

See our full profile

## How did we do this year?

Report Card

## A-

### The Good

Vampr Pro was successfully launched in August, with revenue growing at 34.87% month over month

In record time, Vampr Publishing acquired the rights to represent 24,835 tracks from 11,740 artists

With the use of funds from our first crowdfunding round, we delivered on every single milestone promised and beyond

### The Bad

COVID-19 shut down live music, affecting our capacity to forge stronger event driven relationships and activations

Testing of advertising revenue opportunities was delayed due to News Feed development taking longer than anticipated

Cost per acquisition increased due to IDFA policy changes by Apple

## 2020 At a Glance

January 1 to December 31


$$$$

**$241,511** +209%

Revenue



**-$173,761**

Net Loss


IOU!

**$81,985** [33%]

Short Term Debt



**$504,803**

Raised in 2020



**$573,872**

Cash on Hand
As of 04/13/20

INCOME | BALANCE | NARRATIVE

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

Vampr helps creatives build a network and find the right people to collaborate with in an easy to use frictionless mobile app. For most of us, one of the biggest challenges is getting to know the right people who can help propel our career. The old adage "it's who you know" is undeniably true. But networking is, and always has been, tough. It's time consuming and expensive. With Vampr you can now access hundreds of thousands of connections around the globe in the palm of your hand in an instant.

In five years time, we intend for Vampr to be the go-to resource for anyone seeking a livelihood in the creative arts or for those looking to hire specialised creative personnel. When you think of it, that means Vampr has the opportunity to intersect with every business on the planet. Our aim is to capitalise on our current competitive advantage and take the mantle as the definitive 'LinkedIn for creatives', growing well past 100 million users.

**Milestones**

Vampr Inc. was incorporated in the State of Delaware in December 2016.

Since then, we have:

- Facilitated over 6 million professional connections in 190+ countries with over 800,000 users

- Raised over one million dollars from our customers across two blockbuster crowdfunding campaigns

- Raised an additional $1.6M in funding from music industry executives and angels

- Been featured in Forbes, TechCrunch, NASDAQ, and more

- Won multiple awards, including being named in Apple's Best of 2017 apps list

**Historical Results of Operations**

Our company was organized in December 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2020, the Company had revenues of $241,511 compared to the year ended December 31, 2019, when the Company had revenues of $78,091. Our gross margin was 100.0% in fiscal year 2020, compared to 77.7% in 2019.

- *Assets*. As of December 31, 2020, the Company had total assets of $784,648, including $160,510 in cash. As of December 31, 2019, the Company had $453,966 in total assets, including $357,045 in cash. The primary source of our cash assets has been investor financing, as described under "Liquidity & Capital Resources".

- *Net Loss.* The Company has had net losses of $173,761 and net losses of $320,885 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totalled $574,374 for the fiscal year ended December 31, 2020 and $278,619 for the fiscal year ended December 31, 2019 while the related entity combined liabilities totalled $1,159,920 for the fiscal year ended December 31, 2020 and $807,091 for the fiscal year ended December 31, 2019. We report these under GAAP standards but these additional liabilities are not held against Vampr Inc.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

As noted below, as at April 13, 2021 we have $573,872 cash on hand available for use. The cash on hand came from the receipt of $523,821 from our Regulation Crowdfunding offering, which closed on February 12, 2021, and $264,983.62 from the sale of preferred stock to accredited investors over the same period.

This provides Vampr with a reliable runway through the remainder of 2021 before we will need to raise further capital.

We plan to use the proceeds raised from this Regulation Crowdfunding Offering as set forth in the Form C as lodged on EDGAR in October 2020 under "Use of Funds". This includes a focus on app development and marketing, without us being committed to any particular expenses.

We will likely require additional financing in excess of the proceeds raised from our most recent Offering in order to perform operations over the lifetime of the Company.